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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2003

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC
(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On April 22, 2003, Bookham Technology plc issued a press release announcing that it had adopted Agilent Technologies' new MMIC design-flow solution. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1
Press Release dated April 22, 2003.

2

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC
Date: May 8, 2003	By:	/s/ GIORGIO ANANIA
		Name:	Giorgio Anania
		Title:	Chief Executive Officer and President

3

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description	Page
99.1	Press Release dated April 22, 2003.	2

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BOOKHAM TECHNOLOGY PLC INDEX TO EXHIBITS